FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

UBS Fund Services (USA) LLC
Year Ended December 31, 2019
With Report of Independent Registered Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8-49596

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/19** AND ENDING **12/31/19**

                                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **UBS Fund Services (USA) LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 State House Square

(No. and Street)

Hartford	**CT**	**06103**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kathleen Horan   201-352-8620

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EY, Ernst & Young LLP

(Name – if individual, state last, first, middle name)

155 North Wacker Drive	**Chicago**	**IL**	**60606-1787**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _Kathleen Horan_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _UBS Fund Services (USA) LLC_ , as of _February 28_ , 20 _20_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Kathleen Horan
Signature

FINOP Officer
Title

Bernadette Pehrson
Notary Public

BERNADETTE C. PEHRSON
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires 2/17/2024

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [✓] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [✓] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

UBS Fund Services (USA) LLC

Financial Statements and Supplementary Information

Year Ended December 31, 2019

Contents

Report of Independent Registered Public Accounting Firm

To the Member and Management of UBS Fund Services (USA) LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of UBS Fund Services (USA) LLC (the Company) as of December 31, 2019, the related statements of operations, changes in members' capital and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst + Young LLP

We have served as the Company's auditor since at least 2000, but were unable to determine the specific year.

February 28, 2020

UBS Fund Services (USA) LLC

Statement of Financial Condition

December 31, 2019

Assets		
Cash	$	109,201
Prepaid expenses		45,842
Due from affiliate		32,972
FINRA deposits		3,752
Total assets	$	191,767
Liabilities and member's capital		
Liabilities:		
Accrued expenses	$	37,540
Total liabilities		37,540
Member's capital		154,227
Total liabilities and member's capital	$	191,767

See accompanying notes.

UBS Fund Services (USA) LLC

Statement of Operations

Year Ended December 31, 2019

Revenues		
Allocated registered representatives revenue – Realty	$	2,479,841
Service fee income – Realty		100,000
Interest income		24
Total revenues		2,579,865
Expenses		
Allocated registered representatives costs – Realty		2,479,841
Registration fees		52,330
Professional fees		31,540
General and administrative expenses		12,666
Total expenses		2,576,377
Net income	$	3,488

See accompanying notes.

UBS Fund Services (USA) LLC

Statement of Changes in Members' Capital

Year Ended December 31, 2019

	Members' Capital – Realty		Members' Capital – ARI		Total	
Balance at January 1, 2019	$	220,440	$	2,228	$	222,668
Net income		3,488		-		3,488
Dividend paid		(71,210)		(719)		(71,929)
Member interest transferred due to merger (note 1)		1,509		(1,509)		-
Balance at December 31, 2019	$	154,227	$	–	$	154,227

See accompanying notes.

UBS Fund Services (USA) LLC

Statement of Cash Flows

Year Ended December 31, 2019

Operating activities		
Net income	$	3,488
Adjustments to reconcile net income to net cash		
used in operating activities:		
Changes in assets and liabilities:		
Prepaid expenses		(3,456)
Due from affiliate		(32,972)
FINRA deposits		827
Accrued expenses		(6,542)
Net cash used in operating activities		(38,655)
Financing activities		
Dividend paid		(71,929)
Cash used in financing activities		(71,929)
Net change in cash		(110,584)
Cash at beginning of year		219,785
Cash at end of year	$	109,201

See accompanying notes.

UBS Fund Services (USA) LLC

Notes to Financial Statements

Year Ended December 31, 2019

1. Organization and Nature of the Business

UBS Fund Services (USA) LLC (Fund Services) is organized as a Delaware limited liability company and is primarily engaged in the distribution of private investment offerings to institutional investors. Fund Services is a broker-dealer registered under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

UBS Realty Investors LLC (Realty), a Massachusetts limited liability company, holds a 100% member interest in Fund Services as of December 31, 2019. As of December 31, 2018, Realty held a 99% member interest, ARI Acquisition Corporation (ARI), a Massachusetts corporation, held the remaining 1% member interest. On December 31, 2019, ARI merged into UBS Americas Inc., a Delaware incorporated company. The 1% member interest was transferred to Realty as of December 31, 2019 prior to the merger. Realty and UBS Americas Inc. are both indirect, wholly owned subsidiaries of UBS AG (UBS). Fund Services has transactions and relationships with Realty that materially affect its operating results and financial position (see Note 3).

2. Summary of Significant Accounting Policies

Use of Estimates

The financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP). The preparation of these financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash

Cash includes an interest-bearing deposit account at a non-affiliated bank.

Revenue Recognition

Service fee income is recognized as revenue when services are performed.

Allocated registered representatives revenue represents revenue allocated to Fund Services from Realty pursuant to an existing services and expense sharing agreement with Realty. The allocated revenue equals the allocated registered representative costs. See Note 3 for further detail.

2. Summary of Significant Accounting Policies (continued)

The below table includes revenues which are impacted by Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 606 and it includes only those contracts with customers that are in scope of ASC Topic 606, *Revenue from Contracts with Customers.*

Disaggregation of Revenue from Contracts with Customers

Service fee income - Realty	$	100,000
Total	$	100,000

Income Taxes

Fund Services was historically treated as a partnership for U.S. federal, state, and local income tax purposes. As such, Fund Services did not provide for or pay any U.S. federal income taxes. All income, expense, gain, or loss of Fund Services flowed through to its members and was allocated in accordance with the LLC agreement and related tax law. Generally, the federal, state, and local income tax on such income was provided for and reported by each member. Fund Services did not have any filing requirements in any states that assess entity level taxes on partnerships.

During 2019, as a result of the merger discussed in Note 1, Fund Services became a disregarded entity for U.S. federal, state and local income tax purposes as a wholly owned subsidiary of UBS Americas Inc. As such, Fund Services does not provide for or pay any U.S. federal or state income taxes. All income, expense, gain or loss of Fund Services flows through to the UBS Americas Inc.

As of December 31, 2019, Fund Services has determined that it has no material uncertain tax positions, interest, or penalties as defined in ASC Topic 740, and accordingly, Fund Services has concluded that no additional disclosures are required.

Accounting Developments

Adopted in 2019

In February 2016, the FASB issued Accounting Standards Update (ASU) 2016-02, *Leases.* The standard substantially changes how lessees must account for operating lease commitments,

2. Summary of Significant Accounting Policies (continued)

requiring a lease liability with a corresponding right-of-use asset to be recognized on the balance sheet, compared with the current off-balance sheet treatment of such leases. Fund Services adopted ASU 2016-02 as of January 1, 2019. Upon adoption, the assets and liabilities of Fund Services were not impacted as Fund Services is not a lessee to any leases.

Pending Adoption

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments Credit Losses (Topic 326) Measurement of Credit Losses on Financial Instruments*. The amendment replaces existing incurred loss impairment guidance and introduces a new credit loss model; the Current Expected Credit Losses model (CECL), which requires earlier recognition of credit losses. The CECL model requires the measurement of all expected credit losses for financial assets carried at amortized cost based on historical experience, current conditions and reasonable and supportable forecasts over the full remaining expected life of the financial assets. Fund Services will adopt the amendment on January 1, 2020. Upon adoption, Fund Services will not be impacted as it does not hold any financial instruments.

In December 2019, the FASB issued ASU 2019-12, providing guidance that simplifies the accounting for income taxes by eliminating certain exceptions to ASC 740 related to, among other things, the approach for intra-period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences, and other codification improvements. In addition, ASU 2019-12 specifies that an entity is not required to allocate the consolidated amount of current and deferred tax expense to a legal entity that is not subject to tax in its separate financial statements. However, an entity may elect to do so (on an entity-by-entity basis) for a legal entity that is both not subject to tax and disregarded by the taxing authority. ASU 2019-12 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. Early adoption of the amendments is permitted. The Company is presently evaluating the effect of ASU 2019-12, and expects no material impact to its financial statements.

3. Related-Party Transactions

Fund Services has entered into a Services Agreement (the Agreement) with Realty to provide certain administrative, operating, and other support services to Realty as needed for the distribution of private investment offerings to institutional investors for the greater of $100,000 or a fee based on quarterly deposits into sponsored funds. For the year ended December 31, 2019, the $100,000 of service fee income included in the accompanying statement of operations

3. Related-Party Transactions (continued)

was earned from Realty under the Agreement. As of December 31, 2019, $32,972 of service fee income is included in the due from affiliate on the statement of financial condition.

In addition, the registered representatives of Fund Services (Representatives) are supervised persons of Realty. Although the primary business activities of such individuals relate to the investment advisory activities of Realty, Realty and Fund Services have agreed that certain costs associated with these Representatives will be allocated to Fund Services. Realty has also agreed to allocate revenues to Fund Services in an amount equal to these costs. The costs include facilities and other occupancy and information technology expenses, salary and employee benefit expenses, and other general and administrative expenses.

4. Professional Fees

During the year ended December 31, 2019, Fund Services recorded a reversal of $6,000 related to accrued Anti-Money Laundering (AML) audit fees as a result of the change for AML audits to be performed internally by UBS internal audit. The amount recorded for the reversal is included within professional fees in the statement of operations.

5. Net Capital Requirements

Fund Services is a limited broker-dealer pursuant to Securities and Exchange Commission (SEC) Rule 15c3-1(a)(2)(vi). This rule requires the maintenance of minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined in the rule. As of December 31, 2019, Fund Services' net capital, as defined, was $71,661, which exceeded the minimum net capital required by $66,661. Dividend payments, equity withdrawals, and advances are subject to certain notification and other provisions of the net capital rules of the SEC and other regulatory bodies.

6. Subsequent Events

Fund Services is required by accounting literature (ASC 855, *Subsequent Events*) to evaluate whether events occurring after the statement of financial condition date but before the date the statement of financial condition is issued require accounting as of the statement of financial condition date or disclosure in the financial statements. Fund Services has evaluated all subsequent events through the date of issuance of the financial statements and determined that no such events have occurred.

Supplementary Information

UBS Fund Services (USA) LLC

Schedule I

Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934

December 31, 2019

Member's capital	$	154,227
Less non-allowable assets (see schedule on following page)		(82,566)
Net capital	$	71,661
Aggregate indebtedness	$	37,540
Net capital requirement (greater of $5,000 or 6 2/3% of aggregate indebtedness of $37,540)	$	5,000
Excess net capital	$	66,661

There are no material differences between the above computation of net capital pursuant to Rule 15c3-1 and the corresponding computation included in the Fund Services' December 31, 2019, unaudited Part IIA FOCUS Report, as filed on January 27, 2020.

UBS Fund Services (USA) LLC

Schedule II

Detail of Non-Allowable Assets

December 31, 2019

Non-allowable assets:		
Prepaid expenses	$	45,842
Due from affiliate		32,972
FINRA deposits		3,752
Total	$	82,566

UBS Fund Services (USA) LLC

Schedule III

Computation for Determination of PAB Account and Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934 and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934

December 31, 2019

The activities of Fund Services are limited to those prescribed in subparagraph (k)(2)(i) of the Securities Exchange Act of 1934 Rule 15c3-3, which provides exemption from such rule.



UBS
One North Wacker Drive
Chicago IL 60606
Tel. +1-312-525 7100
www.ubs.com

UBS Fund Services (USA) LLC

Exemption Report

December 31, 2019

UBS Fund Services (USA) LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) for the period from January 1, 2019 through December 31, 2019 without exception.

UBS Fund Services (USA) LLC

I, Kathleen Horan, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: FINOP

February 28, 2020

Report of Independent Registered Public Accounting Firm

The Management of UBS Fund Services (USA) LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) UBS Fund Services (USA) LLC (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k): (2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k) throughout the most recent fiscal year ended December 31, 2019 without exception. Management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of management, the SEC, FINRA, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + young LLP

Chicago, Illinois
February 28, 2020

Report of Independent Registered Public Accounting Firm
on Applying Agreed-Upon Procedures

To the Management of UBS Fund Services (USA) LLC:

We have performed the procedures enumerated below, which were agreed to by management of UBS Fund Services (USA) LLC (the Company) and the Securities Investor Protection Corporation (SIPC), as set forth in the Series 600 Rules of SIPC, solely to assist the specified parties in evaluating the Company's schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2019. The Company's management is responsible for the Company's compliance with those requirements. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the assessment payments made in accordance with the General Assessment Payment Form (Form SIPC-6) and applied to the General Assessment calculation on Form SIPC-7 with respective cash disbursement record.

   No findings were found as a result of applying the procedure.

2. Compared the amounts reported in the audited financial statements required by SEC Rule 17a-5 with the amounts reported in Form SIPC-7 for the fiscal year ended December 31, 2019.

   No findings were found as a result of applying the procedure.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting the adjustments.

   No findings were found as a result of applying the procedure.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting the adjustments.

   No findings were found as a result of applying the procedure.

5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed.

   No findings were found as a result of applying the procedure.

This agreed-upon procedures engagement was conducted in accordance with the interim attestation standards of the Public Company Accounting Oversight Board (United States) and the attestation standards established by the American Institute of Certified Public Accountants. We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on whether UBS Fund Services (USA) LLC's schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2019. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Chicago, Illinois
February 28, 2020

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 2019

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

49596 FINRA

UBS Fund Services (USA) LLC
10 State House SQ FL 15
Hartford, CT 06103-3600

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Karen Hu (312) 525-6103

2. A. General Assessment (item 2e from page 2) $0

B. Less payment made with SIPC-6 filed (exclude interest) (149)

Date Paid ______

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $(149)

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $______

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

UBS Fund Services (USA) LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 28 day of February, 20 20.

FINOP, Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2019
and ending 12/31/2019

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 2,579,865

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business.
    (See Instruction C):

Dollar for dollar reimbursement from parent   2,579,841

    (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ _____

        (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ _____

        Enter the greater of line (i) or (ii)

        Total deductions   2,579,841

2d. SIPC Net Operating Revenues $ 24

2e. General Assessment @ .0015 $ 0

        (to page 1, line 2.A.)

2